Woodside Petroleum Ltd.

Mia Yellagonga, 11 Mount Street

Perth, Western Australia 6000 Australia

February 2, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Woodside Petroleum Ltd.

Draft Registration Statement on Form F-4

Submitted December 17, 2021

CIK No. 0000844551

Ladies and Gentlemen:

Set forth below are the responses of Woodside Petroleum Ltd. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 13, 2022, with respect to Draft Registration Statement on Form F-4, CIK No. 0000844551, submitted on a non-public basis to the Commission on December 17, 2021 (the “Draft Registration Statement”). In connection with this letter, we are submitting today on a non-public basis via EDGAR Amendment No. 1 to the Draft Registration Statement (“DRS Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the DRS Amendment No. 1 unless otherwise specified.

Draft Registration Statement on Form F-4

Questions and Answers about the Merger

After the Merger, how much of the combined company will Participating BHP Shareholders own?, page 12

1.

We note the disclosure that upon Implementation, Participating BHP Shareholders will receive, in aggregate, 901,523,720 New Woodside Shares representing approximately 48% of the outstanding Woodside Shares following the Merger (based on the number of Woodside Shares and BHP Shares outstanding on 22 November 2021 and subject to adjustment in certain circumstances). Please revise to describe here or at another appropriate section the adjustments and clarify whether the ownership percentages are capped at the referenced amounts. We note that the exchange ratio is fixed and your disclosure at page 95.

RESPONSE: We have revised the Draft Registration Statement to describe the calculation of the Share Consideration and adjustments that may be made to the total number of Woodside Shares to be issued. Please see the Prospectus Cover and pages 11, 12, 19, 23, 31, 42, 67 and 266 of DRS Amendment No. 1.

U.S. Securities and Exchange Commission

February 2, 2022

Is the obligation of each of Woodside and BHP to complete the Merger subject to any conditions?, page 13

2.	Please disclose the percentage of Woodside shareholder approval that is required to approve the merger transaction.

RESPONSE: We have revised the Draft Registration Statement to disclose the percentage of Woodside shareholder approval that is required to approve the merger transaction. Please see page 13 of DRS Amendment No. 1.

The Merger

Background of the merger, page 79

3.

Leading up to the submission of the non-binding indicative offer, you disclose that on June 14, 2021 Woodside’s board held a meeting with its financial advisor which presented an overview of the valuation framework and methodology for determining the relative valuation of Woodside’s and BHP’s portfolio using a common suite of assumptions to determine the merger ratio. Please explain the valuation framework and methodology for determining the valuation of Woodside and BHP portfolio discussed at this meeting, and the assumptions used to determine the merger ratio.

RESPONSE: We have revised the Draft Registration Statement to explain the valuation framework and methodology and the assumptions used to determine the merger ratio. Please see page 79 of DRS Amendment No. 1.

4.

On June 17, 2021, Woodside sent the initial non-binding indicative offer (NBIO) to BHP. BHP Chief Executive Mr. Henry indicated that the merger ratio implied by the NBIO did not meet BHP’s value expectations, and was inferior to BHP’s alternatives for BHP’s petroleum business (particularly their demerger option). Please disclose the merger ratio in the initial NBIO as the description of the revised NBIO suggests changed terms. Please also revise to discuss in greater detail the alternatives BHP considered for its petroleum assets.

RESPONSE: We have revised the Draft Registration Statement to disclose the merger ratio included in the initial NBIO. Please see page 79 of DRS Amendment No. 1.

U.S. Securities and Exchange Commission

February 2, 2022

With respect to the alternatives BHP considered for its petroleum assets, we respectfully submit that the requested additional disclosure is not required. Item 6 of Form F-4 requires us to, “Describe any past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the periods for which financial statements are presented or incorporated by reference pursuant to Part I. B. or C. of [Form F-4] between the company being acquired or its affiliates and the registrant or its affiliates, such as those concerning: a merger, consolidation or acquisition; a tender offer or other acquisition of securities; an election of directors; or a sale or other transfer of a material amount of assets.” The information requested by the Staff was not a part of the negotiations between BHP or its affiliates, on the one hand, and Woodside or its affiliates, on the other hand. Woodside’s negotiations and material contracts with BHP and its affiliates are described in the Form F-4.

BHP has informed Woodside that it concurs with this analysis and believes it would not be appropriate to require a parent company of an acquired company to disclose such information to an acquirer in connection with the registration of shares to be issued by an acquiror in a merger when such information was not referenced by the acquiror’s board of directors.

Unaudited Combined Forecasted Financial and Operating Information, page 83

5.

We note the disclosure that the forecasted information was prepared with the primary purpose of describing certain factors considered as part of Woodside’s approval of the Merger and disclosed initially in the lead up to the joint ASX announcement for execution of the Merger Commitment Deed on 17 August 2021 and that the information does not take into account any circumstances or events occurring after the date it was prepared. Please revise to discuss any material circumstances or events in subsequent periods which might impact the forecasted information.

RESPONSE: We have revised the Draft Registration Statement to discuss certain circumstances or events that might impact the forecasted information. Please see page 84 of DRS Amendment No. 1.

Woodside’s Reasons for the Merger

Shared values and focus on sustainable operations, carbon management and ESG leadership, page 89

6.

We note your disclosure that you plan to build on Woodside’s existing targets for the Merged Group to reduce net equity Scope 1 and Scope 2 emissions by 15% and 30% by 2025 and 2030, respectively. From your chart on page 90, it appears a significant part of such emission reductions will stem from carbon offsets. In terms of various uncertainties inherent in estimating the quality and quantity of offsets generated by any carbon offset project, which you discuss in a risk factor on page 63, please discuss how you estimate the quality and quantity of carbon offsets that you purchase and if you are able to compare actual results to your estimates.

RESPONSE: We have revised the Draft Registration Statement as requested. Please see pages 173 and 174 of DRS Amendment No. 1.

U.S. Securities and Exchange Commission

February 2, 2022

Independent Expert Conclusion, page 92

7.	Once available, please expand to describe the findings and conclusion of the independent expert’s report.

RESPONSE: We acknowledge the Staff’s comment and will include in a future filing a description of the findings and conclusion of the independent expert’s report.

The Share Sale Agreement and Related Agreements

Conditions, page 94

8.	Please revise to disclose which conditions may be waived by the parties to the share sale agreement.

RESPONSE: We have revised the Draft Registration Statement to disclose which conditions may be waived by the parties to the share sale agreement. See pages 96 and 97 of DRS Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Profit and Loss, page 121

9.

We understand that as Woodside and BHP Petroleum have different fiscal year ends, you have added BHP Petroleum’s unaudited historical financial information for the half year ended 30 June 2020 to the half year ended 31 December 2020 to present an annual period for BHP Petroleum that ends within 93 days of Woodside’s latest annual fiscal period in your pro forma financial statements. However, we note that these half year periods are not provided in the financial statements you have included in your filing. To provide investors with a clear understanding of how the amounts in the “BHP Petroleum 31 December 2020” column are derived, please include a separate footnote showing in separate columnar format, the financial results of BHP Petroleum for the half year ended 30 June 2020 and the half year ended 31 December 2020 with totals that agree to the amounts presented on the face of your pro forma condensed combined statements of profit and loss and cash flows.

RESPONSE: We acknowledge the Staff’s comment and, in a future filing, we will update the financial information included in the Draft Registration Statement to present financial information as of and for the year ended 31 December 2021. In that future filing, we will include, as requested, a footnote showing in separate columnar format the financial results of BHP Petroleum for the year ended 31 December 2021, calculated by taking (i) the results for the fiscal year ended 30 June 2021, minus (ii) the results for the six months ended 31 December 2020, plus (iii) the results for the six months ended 31 December 2021, with totals that agree to the amounts presented on the face of the pro forma condensed combined statements of profits and loss and cash flows. We respectfully advise that we reasonably believe that the requested detail in respect of the period ended 31 December 2020 will not be required to be presented separately at the time of effectiveness.

U.S. Securities and Exchange Commission

February 2, 2022

10.

We note footnote 3(b) indicates that you have adjusted depreciation, depletion and amortization (“DD&A”) expense based on the preliminary purchase price allocation. As the recorded amount of BHP Petroleum’s oil and gas properties will increase as a result of your application of the acquisition method to the transaction, please explain why the adjustment decreases the amount of DD&A expense recorded in your pro forma results. In addition, please explain why the adjustment of $277 million reported in the pro forma statement of profit and loss does not agree to the adjustment reported in the pro forma cash flow statement.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that the net decrease in the DD&A expense is primarily due to adjustments to conform BHP Petroleum’s accounting policy for DD&A to Woodside’s policy. Under BHP Petroleum’s accounting policy (as outlined on page F-117 of DRS Amendment No. 1), depreciation of assets other than land, assets under construction and capitalised exploration and evaluation assets that are not depreciated, is calculated using either the straight-line (SL) method or units of production (UOP) method, net of residual values, over the estimated useful lives of specific assets. BHP Petroleum uses the proved reserves (1P) for these petroleum assets to determine the UOP depreciation. Under Woodside’s accounting policy (as outlined on page F-29 of DRS Amendment No. 1), transferred exploration and evaluation and offshore plant and equipment are depreciated using the UOP basis over proved plus probable reserves (2P) or proved reserves (1P) for late life assets, while onshore plant and equipment is depreciated using a straight-line basis over the lesser of useful life and the life of proved plus probable reserves (2P); all other items of oil and gas properties are depreciated using the straight-line method over their useful life. BHP Petroleum’s accounting policy of using the proved reserve (1P) methodology to determine the UOP depreciation resulted in higher DD&A expenses recorded historically as compared to the DD&A expenses that would have been recorded if the UOP depreciation had been calculated using proved plus probable reserves (2P). As such, the adjustment to conform BHP Petroleum’s accounting policy to Woodside’s accounting policy resulted in a decrease of $323 million in DD&A expense due to different reserves bases being used in the respective UOP calculations.

In addition, we respectively advise the Staff that in the pro forma statement of profit and loss, the adjustment of $277 million previously reflected the net adjustments of the following:

•	the decrease in DD&A expense of $323 million described above, offset by

•

a net increase in cost of sales of $46 million to conform BHP Petroleum’s accounting for underlift and overlift to Woodside’s accounting policy. Specifically, Woodside’s accounting policy is to not account for the effects of volumetric imbalances.

We further respectfully advise the Staff that the $323 million decrease in DD&A expenses has been presented as a non-cash adjustment within the ‘non-cash items – depreciation and amortisation’ in the pro forma statement of cash flow. Additionally, the net increase in cost of sales of $46 million has been presented in the changes in assets and liabilities section of the Unaudited Pro Forma Combined Statement of Cash Flows as the net adjustment represents changes in trade and other receivables and trade and other payables.

We have revised the Draft Registration Statement to provide additional detail regarding the adjustment to DD&A. Please see page 130 of DRS Amendment No. 1.

U.S. Securities and Exchange Commission

February 2, 2022

Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 122

11.

Footnote 3(i) indicates that you recorded an adjustment in the amount of $2,424 million representing goodwill arising from the preliminary purchase price allocation adjustments. We note that you also reduced provisions by $113 million related to this adjustment. Please explain how this reduction in provision relates to adjustments recorded to goodwill.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that the pro-forma adjustment of $113 million has been amended to reference to note 3(j). Please see page 124 of DRS Amendment No. 1. We further clarify that the preliminary purchase price allocation adjustments included an adjustment to record the estimated fair value of the assumed BHP Petroleum asset retirement obligation. As part of its preliminary Purchase Price Allocation process, the Company estimated the amount of the closure and rehabilitation cash flows expected to be incurred in the next 12 months and decreased the current provision by $113 million and increased the non-current provision by $1,452 million. The increase of $1,452 million forms part of the transaction accounting adjustment to non-current provision of $1,508. The net corresponding increase was recorded in goodwill.

12.

We note you have adjusted “Trade and other payables-intercompany” in the amount of $10,346 million to reflect settlement of BHP Petroleum’s intercompany loan balances. Please explain why you also referenced this adjustment to footnote 3(a) which reflected reclassifications made to BHP Petroleum’s historical presentation to conform to Woodside’s presentation.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that the footnote was referenced in error. We have revised the Draft Registration Statement to remove the erroneously referenced footnote. Please see page 124 of DRS Amendment No. 1.

13.

We note you recorded an adjustment of $1,429 million to “Issued and fully paid shares” and understand that this adjustment has been made to reflect the New Woodside Shares issued as share consideration and the elimination BHP Petroleum’s historical stockholders’ equity and transaction costs. Please explain why you also reference this adjustment to footnote 3(f) which relates to settlement of BHP Petroleum’s intercompany loans.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that the footnote was referenced in error. We have revised the Draft Registration Statement to remove the erroneously referenced footnote. Please see page 124 of DRS Amendment No. 1. Additionally, the remaining note 3(l) has been amended to provide additional information on the settlement of BHP Petroleum’s intercompany loan balances and tax payable. Please see page 132 of DRS Amendment No. 1.

U.S. Securities and Exchange Commission

February 2, 2022

Beneficial Ownership of Woodside Securities, page 131

14.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Blackrock Group.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the information regarding shares held by Blackrock Group (“Blackrock”) and State Street Corporation (“State Street”) were derived from filings made by Blackrock and State Street with the Australian Stock Exchange. The Notice of Change of Interests of Substantial Holder (the “Notice of Change”) and Notice of Initial Substantial Holder (the “Notice of Initial Substantial Holder”) filed with the Australian Stock Exchange, respectively, are similar to a domestic filing of a Schedule 13D or Schedule 13G with the SEC, and relates to the ownership of our ordinary shares. In the most recent Notices of Change filed by Blackrock and Notice of Initial Substantial Holder filed by State Street, neither shareholder discloses natural persons who have voting and investment control of our ordinary shares they hold. As such, we are unable to identify any natural person or persons that have voting and investment control of the shares held by Blackrock and State Street. We have, however, revised the disclosure to expand upon the disclosure currently in the Draft Registration Statement with the limited additional information we were able to ascertain from the Notice of Change and Notice of Initial Substantial Holder, respectively. Please see pages 336 and 337 of DRS Amendment No. 1.

Business and Certain Information About Woodside

Reserves and Resources

Drilling and Other Exploratory and Development Activities, page 162

15.

Expand the disclosure of your drilling activities to provide the number of gross and net wells in the process of being drilled, completed, or waiting on completion and any other related activities of material importance at fiscal year-end. Refer to Item 1206 of Regulation S-K. This comment also applies to the disclosure of BHP’s drilling activities on page F-159.

RESPONSE: With respect to Woodside’s drilling activities, we have revised the Draft Registration Statement to disclose present development activities continuing as of 31 December 2020. See page 164 of DRS Amendment No. 1.

With respect to BHP’s drilling activities, we acknowledge the Staff’s comment and respectfully advise that the disclosure regarding BHP’s drilling activities initially included in the Draft Registration Statement under the heading “Drilling” on page 287 of the Draft Registration Statement has also been included on page 292 of DRS Amendment No. 1. This disclosure provides the number of wells (gross and net) in process of being drilled split by region and activity type (exploration, development) as of the date indicated.

U.S. Securities and Exchange Commission

February 2, 2022

Woodside Petroleum Reserves, page 165

16.

Expand the disclosure of the net quantities of proved developed and undeveloped reserves, by individual product type and geographic area, as of the beginning and the end of each year and the changes therein consistent with each of the periods for which you disclose estimates of the standardized measure on pages F-73 through F-74. Refer to FASB ASC 932-235-50-4, 50-5 and Example 1 in 55-2.

RESPONSE: We have revised the Draft Registration Statement to disclose net quantities of Woodside’s proved developed and undeveloped reserves by product type and geographic area as of the beginning and the end of 2018, 2019 and 2020, and the changes therein. Please see pages 167-169 of DRS Amendment No. 1.

Proved Undeveloped Reserves (PUD) Reconciliation (MMBoe), page 166

17.

You disclose 136.7 MMBoe in total future proved undeveloped reserves as of December 31, 2020 which will be converted to developed status. You also disclose that you converted no proved undeveloped reserves to developed status during the year ended December 31, 2020. Expand your disclosure to discuss the progress made during 2020, any capital expenditures incurred, and the factors that impacted progress in converting proved undeveloped reserves to developed status. Refer to Item 1203(c) of Regulation S-K.

RESPONSE: We have revised the Draft Registration Statement as requested. Please see page 170 of DRS Amendment No. 1.

18.

Expand your disclosure to clarify, if true, that the proved undeveloped reserves as of December 31, 2020 are part of a development plan adopted by management including approval by the Board, if approval is required, that results in converting your proved undeveloped reserves to developed status within five years of initial disclosure at December 31, 2020. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs).

RESPONSE: We have revised the Draft Registration Statement to clarify that Woodside’s proved undeveloped reserves are part of a development plan discussed with Woodside’s Executive Committee (including Executive Directors) annually and approved by the Chief Executive Officer. Please see page 170 of DRS Amendment No. 1. We respectfully advise the Staff that board approval of such development plan is not required under Australian law.

19.

If there are material amounts of proved undeveloped reserves that are not scheduled to be developed within five years, expand your disclosure to explain the reasons for the delay. Refer to Item 1203(d) of Regulation S-K and Question 131.03 in the Compliance and Disclosure Interpretations (C&DIs).

RESPONSE: We have revised the Draft Registration Statement as requested. Please see page 170 of DRS Amendment No. 1.

U.S. Securities and Exchange Commission

February 2, 2022

Business and Certain Information about BHP Petroleum

Recent Financial and Operating Information, page 173

20.

We note you disclose EBITDA in the table under this heading, however the amounts disclosed appear to represent Underlying EBITDA. Please change the labelling of this measure or provide a reconciliation and discussion about this non-GAAP measure that complies with Item 10(e) of Regulation S-K.

RESPONSE: We have revised the Draft Registration Statement to refer to Underlying EBITDA. Please see page 179 of DRS Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Woodside

Non-GAAP Financial Measures, page 274

21.

We note that your EBITDA measure includes adjustments for impairment charges. Please note that EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization. Please either remove the adjustment for impairment from your calculation of EBITDA or revise the title to distinguish it from EBITDA. Refer to Question 103.01 of the SEC’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measure for further guidance.

RESPONSE: We have revised the Draft Registration Statement to rename this measure “Underlying EBITDA”. Please see pages v, vi, 145 and 280 of DRS Amendment No. 1.

22.

Please reconcile EBIT and EBITDA to profit/(loss) after tax as presented in your statement of comprehensive income. Refer to question 103.02 of the SEC’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measure for further guidance.

RESPONSE: We have revised the Draft Registration Statement as requested. Please see page 280 of DRS Amendment No. 1.

U.S. Securities and Exchange Commission

February 2, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations of BHP Petroleum

Business Overview, Strategy and Key Performance Drivers

BHP Petroleum costs, page 284

23.

We note you present net costs in the table under this heading and define net cost as revenue less Underlying EBITDA excluding freight and other costs, depending on the nature of each asset. Please identify net costs as a non-GAAP measure and provide a reconciliation of net costs to the most directly comparable GAAP measure to comply with Item 10(e)(1)(i)(B) of Regulation S-K or tell us why this guidance does not apply to you.

RESPONSE: We have revised the Draft Registration Statement to identify net costs as a non-GAAP financial measure and provide a reconciliation of net costs to the most directly comparable GAAP financial measure. Please see pages vi, 178 and 289 of DRS Amendment No. 1.

Executive Compensation

Total Senior Executives’ Remuneration and Benefits, page 298

24.	Please revise to disclose compensation information for your last completed financial year. See Item 6.B of Form 20-F.

RESPONSE: We acknowledge the Staff’s comment and in a future filing will include compensation information for our last completed financial year.

Audited Consolidated Financial Statements of Woodside Petroleum Ltd.

Notes to the Consolidated Financial Statements

B.3 Oil and gas properties

Depreciation and amortisation, page F-29

25.

Your accounting policy states that transferred exploration and evaluation and offshore plant and equipment are depreciated using the unit of production basis over proved plus probable reserves. Please disclose whether costs subject to depletion include estimated future development costs necessary to bring probable reserves into production and how these costs are estimated.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that our accounting policy does not include estimated future development costs necessary to bring probable reserves into production. This is consistent with our interpretation of International Accounting Standard 16 Property, Plant and Equipment which does not prescribe what basis should be used for depreciation on a units of production basis. In a future filing, when we include financial statements as of and for the year ended 31 December 2021, the footnotes to such financial statements will include the following additional information regarding costs subject to depletion: “The depreciable amount for the unit of production basis excludes future development costs necessary to bring probable reserves into production.”

U.S. Securities and Exchange Commission

February 2, 2022

26.

We note that your accounting policy related to the calculation of depreciation and amortisation differs from BHP Petroleum’s policy at page F-116, which states that proved reserves for petroleum assets are used to determine units of production depreciation. Please tell us how this difference in policy has impacted the adjustments made to depreciation and amortisation in your unaudited pro forma financial statements.

RESPONSE: Please see our response to Comment 10 above for a discussion of the differences between BHP Petroleum’s and Woodside’s respective accounting policies for DD&A and the impact of these differences on the unaudited pro forma financial statements.

Combined Financial Statements as of and for the Years Ended 30 June 2021, 2020, and 2019 of BHP Petroleum Assets

Supplementary Oil and Gas Information-Unaudited

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Standardized Measure), page F-157

27.

Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented. Refer to the disclosure requirements in FASB ASC 932-235-50-36. This comment also applies to the disclosure of the standardized measure for BHP Petroleum at December 31, 2020 presented on page 134.

RESPONSE: We have revised the Draft Registration Statement to clarify that the standardized measure includes cost for future dismantlement, abandonment, and rehabilitation obligations. Please see pages 136 and F-158 of DRS Amendment No. 1.

28.

If the estimated future costs to settle your asset retirement obligations, including the costs related to your proved undeveloped reserves, have not been included, tell us the dollar amounts, both undiscounted and discounted at ten percent, for each of the periods presented. Explain to us your rationale for excluding these costs from your calculation of the standardized measure, or revise your disclosure to include these costs. Refer to the definition of “Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves” under Amendments to the XBRL Taxonomy, Accounting Standards Update 2010-03, Extractive Activities-Oil and Gas (Topic 932), Oil and Gas Reserve Estimation and Disclosures, January 2010.

RESPONSE: We have revised the Draft Registration Statement to clarify that the standardized measure includes cost for future dismantlement, abandonment, and rehabilitation obligations. Please see pages 136 and F-158 of DRS Amendment No. 1.

U.S. Securities and Exchange Commission

February 2, 2022

General

29.

You disclose in the Explanatory Note that Woodside Petroleum will acquire all of the ordinary shares in BHP Petroleum International Pty Ltd (“BHP Petroleum”), a wholly owned subsidiary of BHP Group Ltd that will hold the oil and gas assets of BHP in exchange for Cash Consideration and the issuance of new ordinary shares of Woodside. You further disclose that prior to the closing of the Merger, BHP will determine whether the Share Consideration will be issued by Woodside directly to eligible holders of BHP Shares or distributed by BHP to those eligible holders. Please clarify how BHP will make its determination.

RESPONSE: We note that BHP has indicated that it will provide written notice, in accordance with the terms of the Share Sale Agreement, stating that it directs Woodside to issue the New Woodside Shares to BHP. BHP will distribute the New Woodside Shares to its shareholders via an in-specie dividend. Accordingly, we have amended the Draft Registration Statement to reflect the expected position at the time the final Registration Statement is lodged with the Commission. Please see the Explanatory Note, the Prospectus Cover and pages 11, 12, 23, 24, 75, 76, 96 and 266 of DRS Amendment No. 1.

30.

We note that Woodside and BHP entered into an integration and transition services agreement in connection with this transaction. Please file such agreement as an exhibit to your registration statement.

RESPONSE: In response to the Staff’s comments, we have filed the Integration and Transition Services Agreement. Please see Exhibit 2.2 to DRS Amendment No. 1.

*          *          *           *          *

U.S. Securities and Exchange Commission

February 2, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Scott D. Rubinsky of Vinson & Elkins L.L.P. at (713) 758-3287.

Very truly yours, WOODSIDE PETROLEUM LTD.

By:	/s/ Meg O’Neill
Name:	Meg O’Neill
Title:	Chief Executive Officer and Managing Director

Enclosures

cc:	Scott D. Rubinsky, Vinson & Elkins L.L.P.

Robert Kimball, Vinson & Elkins L.L.P.